November 30, 2009

By EDGAR Transmission

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SulphCo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Response Letter filed November 10, 2009
File No. 001-32636

Dear Mr. Schwall:

On behalf of SulphCo, Inc. (“SulphCo” or the “Company”), as counsel for the Company, we hereby submit SulphCo’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 19, 2009, regarding the above referenced Form 10-K for the fiscal year ended December 31, 2008 filed on March 6, 2009, the Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 and the Response Letter filed on November 10, 2009.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of SulphCo.

Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009

General

1.
Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response to Comment No. 1

The Company confirms that it will comply with the following comments relating to its definitive proxy in all future filings.  The disclosures the Company intends to include in future filings are provided below.

Compensation Discussion and Analysis, page 25

2.
We note your response to our prior comment 2.  In your proposed disclosure, you state that the goals and objectives for your named executive officers are established “at or around the beginning of each fiscal year.”  Please provide us with expanded proposed disclosure that includes the 2009 goals and objectives established for your named executive officers.

Response to Comment No. 2
As requested, the Company has provided an excerpt of the expanded proposed disclosure that includes the 2009 goals and objectives for the Company’s named executive officers in Exhibit 1 attached hereto.

SulphCo acknowledges that it is responsible for the adequacy and the disclosure in the filings; that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and SulphCo acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert D. Shin at (212) 536-4885.

Sincerely,

By: /s/ Robert D. Shin
Robert D. Shin

Exhibit 1

Compensation Discussion and Analysis

Analysis
At the beginning of each fiscal year, the Company’s Compensation Committee of the Board of Directors establishes a set of mutually agreed upon goals and objectives with each of its named executive officers.  These mutually agreed upon goals and objectives form the basis against which the performance of the named executive officer is measured for purposes of determining compensation.  The 2009 goals and objectives for each of the Company’s named executive officers and the Compensation Committee’s assessment of each named executive officers’ performance are as follows:

Chief Executive Officer
Laboratory
•	Establish full understanding of the hydro-treating behavior of sulfones generated in the Sonocracking™ process including hydrogen consumption and process parameters;

•	Develop solid-catalyst based or catalyst-free Sonocracking™ process;

•	Expand best-in-class analytical equipment and techniques in the Houston laboratory; and

•	Develop library of detailed data packages for customer oil and distillate samples.

Field Trials and Scale Up
•	Develop key elements of a customer accepted data package including large scale mass balance and

•	Continue to identify critical process bottlenecks and develop economical solutions for implementation.

Commercial Opportunities
•	Execute 1-3 memoranda of understanding with key potential customers;

•	Develop and execute Joint Development Programs with 1-3 key potential customers;

•	Solidify market opportunity and financial metrics for 1-3 customer applications; and

•	Establish implementable plan for 1-3 applications, including commercial terms and agreement.

Financing
•
Renegotiate/extend the terms of the $4.7 million convertible notes (the “Notes”) payable such that the right of the holders of the Notes to put the Notes to SulphCo beginning August 1, 2009, is deferred in to late 2010 or removed altogether;

•	Continue to advance the SulphCo story with existing and new institutional investors for the purpose of enhancing SulphCo’s ability to raise funds via equity sales if circumstances permit; and
•	Maintain current high standards of excellence.

Organizational/Other
•	Enhance and promote SulphCo’s public image through press and investor relations, investor meetings, articles in publications, and any other means necessary and applicable and
•	Build necessary organizational structure as SulphCo moves toward commercial implementation of its Sonocracking™ technology.

[SulphCo’s 2010 Definitive Proxy Statement on Schedule 14A will include the 2009 Goals & Objectives established for each of SulphCo’s named executive officers along with the Compensation Committee’s evaluations thereof.]

Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Financing
Continue to explore all avenues for possible fund raising including:
•
Renegotiating/extending the terms of the $4.7 million convertible notes (the “Notes”) payable such that the right of the holders of the Notes to put the Notes to SulphCo beginning August 1, 2009, is deferred in to late 2010 or removed altogether;

•	Continuing to advance the SulphCo story with existing and new institutional investors for the purpose of enhancing SulphCo’s ability to raise funds via equity sales if circumstances permit; and
•	Continuing to pursue funding alternatives under the DOE’s Loan Guarantee Program as well as other governmental funding opportunities such as grants.

Accounting and Financial Reporting
Continue to improve and enhance SulphCo’s accounting and financial reporting function by:

•	Maintaining current high standards of excellence;
•	Assessing infrastructure needs (e.g., back office accounting needs, accounting software requirements, etc.) in anticipation of SulphCo entering into revenue generating contracts;
•	Maintaining SulphCo’s compliance with the requirements of the Sarbanes-Oxley Act of 2002; and
•	Continuing to enhance communication between senior management and the Board of Directors on critical financial matters.

Commercial
Continue to assist SulphCo’s Chief Executive Officer (“CEO”) in:

•	Aggressively managing SulphCo’s monthly cash burn rate;
•	Developing customer prospects to the point of revenue generation;
•	Developing and refining SulphCo’s business model; and
•	Dealings with current and prospective investors.

Investor Relations and Public Relations
Continue to enhance and improve SulphCo’s credibility in the marketplace by:

•	Supporting the activities of SulphCo’s VP of Corporate Development with ongoing investor and public relations initiatives; and
•	Managing and maximizing the return on investment as it relates to FD, SulphCo’s current external IR/PR firm.

[SulphCo’s 2010 Definitive Proxy Statement on Schedule 14A will include the 2009 Goals & Objectives established for each of SulphCo’s named executive officers along with the Compensation Committee’s evaluations thereof.]

Chief Operating Officer
Customer Installations and Support
•	Develop process and project implementation plans for potential customer sites;
•	Provide economic models for both customers and SulphCo;
•	Provide project management and operators for customer installations;
•	Execute logistics for implementing field trials and permanent customer installations including construction monitoring, start-ups and performance test runs; and
•	Develop operating and safety manuals for field installations.

Agent, Distributor, and Customer Agreements and Contracts
•	Develop and review legal agreements with agents, distributors, and customers;
•	Enlist outside counsel as necessary to facilitate agreements;
•	Ensure agreements and contracts meet SulphCo financial and liability requirements; and
•	Provide technical and operational support to SulphCo’s marketing efforts.

Outside Contractor Management
•	Manage outside contractors via contracts and schedules and
•	Utilize outside contract operators for start-ups and tests runs at customers sites.

Houston Facility Operation
•	Ensure safe and compliant operation of SulphCo’s Houston facility;
•	Provide necessary support for investment and equipment for SulphCo personnel; and
•	Continually maintain, upgrade and modernize mobile skids for testing as necessary.

Organizational
•	Hire necessary project management personnel and contract operators for field installations and
•	Utilize department personnel to help in research and development as needed.

[SulphCo’s 2010 Definitive Proxy Statement on Schedule 14A will include the 2009 Goals & Objectives established for each of SulphCo’s named executive officers along with the Compensation Committee’s evaluations thereof.]

Vice President and Chief Technology Officer
Sonocracking™ Technology - Laboratory
•	Establish full understanding of the hydro-treating behavior of sulfones generated in the Sonocracking™ process including hydrogen consumption and process parameters;
•	Develop solid-catalyst based or catalyst-free Sonocracking™ process;
•	Implement user-friendly ultrasound probe technology in close cooperation with MWH;
•	Develop mobile flow-through unit (<1 gpm) for fast customer deployment;
•	Expand best-in-class analytical equipment and techniques in the Houston laboratory; and
•	Develop library of detailed data packages for customer oil and distillate samples.

Sonocracking™ Technology – Field Trials and Scale Up
•	Implement Sonocracking™ process chemistry in customer field trials as part of collaborations;
•	Develop key elements of a customer accepted data package including large scale mass balance; and
•	Continue to identify critical process bottlenecks and develop economical solution.

External Technology Focus
•	Develop and execute joint development type relationships with key customers; minimum 2 collaborations in 2009;
•	Tell the SulphCo technology story through interviews, presentations and other professional media; and
•	Develop technical relationships with key academic and third party validation institutions.

Organizational
•	Hire technical engineering personnel for post-Sonocracking™ process schemes and
•	Continue to grow technical team by mentoring and setting goals and accountability.

[SulphCo’s 2010 Definitive Proxy Statement on Schedule 14A will include the 2009 Goals & Objectives established for each of SulphCo’s named executive officers along with the Compensation Committee’s evaluations thereof.]